EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Interactive Intelligence, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Interactive Intelligence, Inc. of our report dated January 28, 2005, with respect to the consolidated balance sheets of Interactive Intelligence, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows and the related consolidated financial statement schedule for the years then ended, which report appears in the December 31, 2004 annual report on Form 10-K of Interactive Intelligence, Inc.

/s/ KPMG LLP
Indianapolis, Indiana
November 16, 2005